April 30, 2009

U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Ms. Sara Kalin

RE:             Pure Play Media Holdings, Inc.
Application for withdrawal of registration statement on Form SB-2
File No 333-136133

Dear Madam:

Please be advised that Pure Play Media Holdings, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 originally filed with the Commission on July 28, 2006, (File No 333-136133) (the "Registration Statement "). This application for withdrawal is made on the grounds that the Registrant believes that current domestic economic conditions do not support an initial public offering of the Registrant's securities. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at (818) 717-5355.

Very truly yours,

Pure Play Media Holdings, Inc.

By:  /s/ Richard Arnold
Richard Arnold
President and Director

Pure Play Media Holdings Inc.	19860 Nordhoff Place Chatsworth, CA 91311	P.818 717 5355 F. 818 717 5360